UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2017

GRUPO AEROPORTUARIO DEL SURESTE, S.A.B. de C.V.

(SOUTHEAST AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Bosque de Alisos No. 47A– 4th Floor

Bosques de las Lomas

05120 México, D.F.

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F x	Form 40-F ____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ____	No x

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .)

Contacts: ASUR Lic. Adolfo Castro (52) 55 5284-0408 acastro@asur.com.mx	MBS Value Partners Susan Borinelli (646) 330-5907 susan.borinelli@mbsvalue.com

ASUR Announces Total Passenger Traffic for September 2017

Total passenger traffic up 5.9% YoY in Mexico and decreased 36.7% in San Juan

Mexico City, October 4, 2017 - Grupo Aeroportuario del Sureste, S.A.B. de C.V. (NYSE: ASR; BMV: ASUR) (ASUR), the first privatized airport group in Mexico and operator of Cancun Airport and eight other airports in southeast Mexico, as well as a JV partner in Aerostar Airport Holdings, LLC, operator of the Luis Muñoz Marín International Airport in San Juan, today announced that total passenger traffic for September 2017 decreased by 3.5% when compared to September 2016. Passenger traffic rose 5.9% in Mexico, and decreased 36.7% in San Juan.

This announcement reflects comparisons between September 1 through September 30, 2017 and 2016. Accumulated figures reflect comparisons between January 1 and September 30, 2017 and 2016. Transit and general aviation passengers are excluded for Mexico.

Note that the decline in passenger traffic at Luis Muñoz Marín Airport in San Juan, Puerto Rico, reflects the impact of Hurricane Maria, which resulted in operations at this airport being suspended on September 19, 2017 at 19:30 pm and resuming on a limited basis on September 21, 2017 with 10 flights, increasing progressively to 41 daily flights at the end of September 2017. The airport is still operating on a limited basis.

Passenger Traffic Summary
	September		% Chg	Year to Date		% Chg
	2016	2017		2016	2017
Mexico	1,897,746	2,008,819	5.9	21,325,666	23,530,519	10.3
Domestic Traffic	1,039,726	1,083,035	4.2	9,505,566	10,641,806	12.0
International Traffic	858,020	925,784	7.9	11,820,100	12,888,713	9.0
San Juan, Puerto Rico	531,554	336,406	(36.7)	6,923,233	6,865,311	(0.8)
Domestic Traffic	461,448	296,037	(35.8)	6,062,216	6,005,732	(0.9)
International Traffic	70,106	40,369	(42.4)	861,017	859,579	(0.2)
Total Traffic	2,429,300	2,345,225	(3.5)	28,248,899	30,395,830	7.6
Domestic Traffic	1,501,174	1,379,072	(8.1)	15,567,782	16,647,538	6.9
International Traffic	928,126	966,153	4.1	12,681,117	13,748,292	8.4

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Mexico Passenger Traffic
		September		% Chg	Year to Date		% Chg
		2016	2017		2016	2017
Domestic Traffic		1,039,726	1,083,035	4.2	9,505,566	10,641,806	12.0
CUN	Cancun	561,951	603,359	7.4	5,047,917	5,839,906	15.7
CZM	Cozumel	11,725	10,396	(11.3)	104,642	98,664	(5.7)
HUX	Huatulco	38,635	43,294	12.1	400,768	481,415	20.1
MID	Merida	141,899	146,220	3.0	1,280,057	1,417,209	10.7
MTT	Minatitlan	17,227	14,796	(14.1)	168,624	150,493	(10.8)
OAX	Oaxaca	49,661	60,145	21.1	504,107	567,122	12.5
TAP	Tapachula	22,586	19,369	(14.2)	212,384	205,911	(3.0)
VER	Veracruz	100,178	97,342	(2.8)	920,511	963,283	4.6
VSA	Villahermosa	95,864	88,114	(8.1)	866,556	917,803	5.9
International Traffic		858,020	925,784	7.9	11,820,100	12,888,713	9.0
CUN	Cancun	821,604	888,386	8.1	11,133,491	12,156,200	9.2
CZM	Cozumel	11,017	11,755	6.7	321,087	328,791	2.4
HUX	Huatulco	852	972	14.1	90,308	102,878	13.9
MID	Merida	11,329	11,250	(0.7)	122,500	146,650	19.7
MTT	Minatitlan	590	424	(28.1)	9,397	5,267	(44.0)
OAX	Oaxaca	3,037	4,298	41.5	44,270	56,221	27.0
TAP	Tapachula	877	844	(3.8)	8,525	10,824	27.0
VER	Veracruz	5,692	4,959	(12.9)	56,979	52,134	(8.5)
VSA	Villahermosa	3,022	2,896	(4.2)	33,543	29,748	(11.3)
Traffic Total Mexico		1,897,746	2,008,819	5.9	21,325,666	23,530,519	10.3
CUN	Cancun	1,383,555	1,491,745	7.8	16,181,408	17,996,106	11.2
CZM	Cozumel	22,742	22,151	(2.6)	425,729	427,455	0.4
HUX	Huatulco	39,487	44,266	12.1	491,076	584,293	19.0
MID	Merida	153,228	157,470	2.8	1,402,557	1,563,859	11.5
MTT	Minatitlan	17,817	15,220	(14.6)	178,021	155,760	(12.5)
OAX	Oaxaca	52,698	64,443	22.3	548,377	623,343	13.7
TAP	Tapachula	23,463	20,213	(13.9)	220,909	216,735	(1.9)
VER	Veracruz	105,870	102,301	(3.4)	977,490	1,015,417	3.9
VSA	Villahermosa	98,886	91,010	(8.0)	900,099	947,551	5.3

Us Passenger Traffic, San Juan Airport (LMM)
		September		% Chg	Year to Date		% Chg
		2016	2017		2016	2017
SJU Total		531,554	336,406	(36.7)	6,923,233	6,865,311	(0.8)
Domestic Traffic		461,448	296,037	(35.8)	6,062,216	6,005,732	(0.9)
International Traffic		70,106	40,369	(42.4)	861,017	859,579	(0.2)

About ASUR

Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a Mexican airport operator with concessions to operate, maintain and develop the airports of Cancun, Merida, Cozumel, Villahermosa, Oaxaca, Veracruz, Huatulco, Tapachula and Minatitlan in the southeast of Mexico, as well as a 60% JV partner in Aerostar Airport Holdings, LLC, operator of the Luis Muñoz Marín International Airport in San Juan, Puerto Rico. The Company is listed both on the Mexican Bolsa, where it trades under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) series B shares. For more information, visit www.asur.com.mx

- END -

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Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Sureste, S.A.B. de C.V.
By: /s/ ADOLFO CASTRO RIVAS
Adolfo Castro Rivas
Chief Executive Officer

Date: October 4, 2017